Exhibit 99.1

Tenaris Announces that Dalmine, its Operating Subsidiary Listed on the Italian Stock Exchange, has Published its 2002 Annual Results

Luxembourg, February 28, 2003. - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) informs shareholders that Dalmine S.p.A. (MTA Italy: D) (Dalmine), its operating subsidiary in Italy, announced today its annual results for 2002. Dalmine reported consolidated net income of (euro)13.1 million and consolidated operating income of (euro)51.6 million on consolidated net sales of (euro)966.0 million for the year. Dalmine’s results are reported in Euros and its financial statements are prepared in accordance with Italian accounting standards. Further information about Dalmine’s results can be found at www.dalmine.it.

The financial statements of Dalmine are consolidated in the financial statements of Tenaris, which prepares its financial statements in accordance with International Accounting Standards and reports its results in U.S. dollars. Tenaris is scheduled to announce its 2002 annual results on March 6, 2003.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.